Mongolian Mining Corporation

c/o PwC Corporate Finance & Recovery (Cayman) Limited

P.O. Box 258, 18 Forum Lane

Camana Bay, Grand Cayman KY1-1104,
Cayman Islands

2 May 2017

Re:	Mongolian Mining Corporation Application for Qualification of Indenture on Form T-3 File No. 022-29041

Mr. John Reynolds
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Dear Mr. Reynolds,

We refer to the Application for Qualification of Indenture on Form T-3 (File No. 022-29041) (as amended, the “Form T-3”) of Mongolian Mining Corporation (In Provisional Liquidation) (the “Company”), initially filed on March 21, 2017 with the Securities and Exchange Commission (the “Commission”), in connection with the qualification under the Trust Indenture Act of 1939, as amended (the “Act”), of the indentures governing the Company’s Perpetual Securities and Energy Resources LLC’s Guaranteed Senior Notes due 2022.

On March 31, 2017, April 21, 2017, and April 28, 2017, the Company filed Amendments No. 1, 2 and 3 to the above referenced Form T-3. In accordance with Section 307(c) of the Act, we hereby respectfully request the acceleration of the effectiveness of the above referenced Form T-3 so that it may become effective at or prior to 5:30 p.m. (Eastern time) on May 3, 2017 or as soon as reasonably practicable thereafter.

Please contact William F. Barron of Davis Polk & Wardwell at +852 2533 3303 or william.barron@davispolk.com to confirm the effectiveness of the Form T-3.

Very truly yours,

Mongolian Mining Corporation

By: /s/ Uurtsaikh Dorjgotov

Name: Uurtsaikh Dorjgotov

Title: Chief Legal Officer